MicroVision, Inc.

6222 185th Avenue

Redmond, Washington 98052

VIA EDGAR

July 8, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention: Dan Morris

Re:	MicroVision, Inc.

Withdrawal of Registration Statement on Form S-3

File No. 333-175317

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), MicroVision, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-175317), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 1, 2011.

The Registration Statement was inadvertently filed as an automatic shelf registration statement on Form S-3 as defined in Rule 405 of the Securities Act (“Form S-3ASR”). As the Registrant does not meet the requirements necessary to file a Form S-3ASR, including the requirement that the Registrant have a worldwide market value of its outstanding voting and non-voting common equity held by non-affiliates of $700 million or more, the Registrant is not eligible to file an automatic shelf registration statement. The Registrant intended to file a shelf registration statement on Form S-3 and intends to promptly re-file a new registration statement covering the same amount of securities on Form S-3.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the Registrant’s counsel, Ropes & Gray LLP, Attn: Joel Freedman, Prudential Tower, 800 Boylston Street, Boston, MA 02199, facsimile number (617) 235-0375.

If you have any questions with respect to this matter, please contact Joel Freedman at (617) 951-7309 or Ryan Schaffer at (617) 951-7191.

Sincerely,

MICROVISION, INC.

/s/ Thomas M. Walker
Thomas M. Walker
General Counsel